UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Flagstone Reinsurance Holdings Limited

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

G3529T105 (CUSIP Number)

July 20, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3529T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

5,020,116
7. Sole Dispositive Power

0
8. Shared Dispositive Power

5,020,116

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,020,116
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

5.9%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. G3529T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

5,020,116
7. Sole Dispositive Power

0
8. Shared Dispositive Power

5,020,116

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,020,116
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

5.9%
12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. G3529T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

5,018,523
7. Sole Dispositive Power

0
8. Shared Dispositive Power

5,018,523

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,018,523
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

5.9%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. G3529T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

5,019,295
7. Sole Dispositive Power

0
8. Shared Dispositive Power

5,019,295

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,019,295
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

5.9%
12.	Type of Reporting Person (See Instructions)

OO

QVT Financial LP, QVT Financial GP LLC, QVT Fund LP and QVT Associates GP LLC (the “Reporting Persons”) previously filed a Schedule 13D on April 9, 2007, in part because Nicholas Brumm, one of the managing members of QVT Financial GP LLC and QVT Associates GP LLC, was a member of the Board of Directors of the Issuer at the time of the filing. Mr. Brumm was no longer a member of the Board of Directors of the Issuer effective July 20, 2007, and the Reporting Persons are now filing this Schedule 13G pursuant to Rule 13d-1(c).

Item 1(a).	Name of Issuer

Flagstone Reinsurance Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

Crawford House, 23 Church Street, Hamilton HM11, Bermuda

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if none, Residence

Item 2(c).	Citizenship

QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Partnership

QVT Financial GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

QVT Fund LP Walkers SPV, Walkers House Mary Street George Town, Grand Cayman, KY1 9001 Cayman Islands Cayman Islands Limited Partnership

QVT Associates GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

Item 2(d).	Title of Class of Securities

Common shares, $0.01 par value per share (the “Common Shares”)

Item 2(e).	CUSIP Number

The CUSIP number of the Common Shares is G3529T105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which beneficially owns 5,018,523 Common Shares, consisting of 5,007,307 Common Shares and 11,216 fully vested Restricted Stock Units (“RSUs”), which were awarded to Nicholas Brumm as compensation for his service as a member of the Issuer’s Board of Directors. Each RSU represents the right to receive, without payment to the Issuer, one newly-issued, fully paid and non-assessable Common Share of the Issuer, subject to the terms and conditions of the Issuer’s RSU Plan and the grant certificate evidencing the grant. In the discretion of the Issuer’s Compensation Committee, upon vesting the value of the RSU grant alternatively may be paid in cash, or partly in cash and partly in Common Shares. QVT Financial is also the investment manager for Quintessence Fund L.P. (“Quintessence”), which beneficially owns 772 Common Shares. QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”), which holds 821 Common Shares. QVT Financial has the power to direct the vote and disposition of the Common Shares held by the Fund, Quintessence and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of the 5,020,116 Common Shares owned by the Fund and Quintessence, and held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to beneficially own the aggregate number of Common Shares owned by the Fund and Quintessence, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 5,019,295 Common Shares.

Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of the Common Shares owned by the Fund and Quintessence and held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of all Common Shares owned by the Fund and Quintessence, except to the extent of its pecuniary interest therein.

The reported share amounts for each reporting person reflect amounts held as of July 20, 2007, as adjusted for subsequent transactions through the date hereof.

The percentage disclosed in Item 11 of the Cover Pages for each Reporting Person is calculated based upon 85,297,891 Common Shares outstanding, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

	(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being 0Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ DANIEL GOLD	By:	/s/ DANIEL GOLD
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ NICHOLAS BRUMM	By:	/s/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ DANIEL GOLD	By:	/s/ DANIEL GOLD
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ NICHOLAS BRUMM	By:	/s/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: August 10, 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ DANIEL GOLD	By:	/s/ DANIEL GOLD
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ NICHOLAS BRUMM	By:	/s/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ DANIEL GOLD	By:	/s/ DANIEL GOLD
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ NICHOLAS BRUMM	By:	/s/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member